ORION HEALTHCORP, INC.
1805 Old Alabama Road, Suite 350
Roswell, GA 30076
October 18, 2006
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Orion HealthCorp, Inc. Proxy Statement on Schedule 14A Filed September 11, 2006 File No. 1-16587
Ladies and Gentlemen:
     Orion HealthCorp, Inc., a Delaware corporation (the “Company”), hereby submits in electronic form for filing the accompanying Amendment No. 1 to Proxy Statement on Schedule 14A (the “Proxy Statement”) of the Company reflecting changes from the Proxy Statement on Schedule 14A as filed with the Securities and Exchange Commission (the “Commission”) on September 11, 2006, as revised on September 14, 2006.
     The attached Proxy Statement reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Jeffrey Riedler, dated October 6, 2006 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter.
     The Company’s responses to the Staff’s comments are as follows:
General
1.	You state that the American Stock Exchange rules require that you aggregate the issuances for purposes of the transaction. However, this is different than aggregating the proposals relating to the issuances, which should be unbundled. Please unbundle the proposals set forth in proposal IV so that investors have the opportunity to evaluate each issuance and vote accordingly. Alternatively, you may provide us with an analysis explaining why bundling the proposals is appropriate in this case.

Response: As requested, we have unbundled Proposal IV throughout the Proxy Statement and the proxy cards, making Proposals IV, V and VI.

2.	Please include the On Line Stock Purchase Agreement and the Brantley Stock Purchase Agreement of September the 8th as attachments to the proxy statement.

Securities and Exchange Commission
October 18, 2006

Response: As requested, we have attached the On Line stock purchase agreement to the Proxy Statement as Annex L and the purchase agreement with Brantley Capital Corporation to the Proxy Statement as Annex M.
Q&A, p.3
3.	Please disclose how Section 713 of the AMEX company guide could apply to the proposed transactions. Your only statement is that “some of the issuances would be made at a discount to our market value.” Disclose what these issuances are, who the recipients will be and an estimate of the discount.

Response: We have changed the disclosure in the Proxy Statement on pages 3-4 to add the requested disclosure.
Summary, p. 10
General
4.	We note that there are redundant disclosures spanning the Q&A and the sections entitled “Summary”, “The Special Meeting” and each of the sections explaining proposals 1 through 5. Please consider revising these sections to reduce redundancy.

Response: As requested, we have revised those sections to reduce redundancy where possible.

5.	Please identify the lender in the senior credit facility. Although it is nonbinding, the letter of intent should be included in this filing.

Response: As requested, we have revised the disclosure on pages 13 and 33 to identify Wells Fargo Foothill, Inc. as the lender in the senior credit facility. We have also included the letter of intent as Annex O to the Proxy Statement.

6.	Please disclose how you arrived at the purchase price for the shares ($3.57) for the Brantley shares. We note that the closing price of your Class A common stock was $0.25 per share on the record date and that the conversion factor on the Class B shares is only 6.313. As it appears that Brantley is obtaining a premium for its shares, you should disclose this fact and explain why. This comment is also applicable to the similar disclosure on page 34. Please revise.

Response: As we discussed, the purchase price for the Class B Common Stock to be purchased by the Company from Brantley Capital is approximately $0.04 per share (on an as converted basis into Class A Common Stock), which is a discount from our current market price. As such, we did not add disclosure regarding a premium.

Securities and Exchange Commission
October 18, 2006

7.	In “Interests of Our Directors and Officers...,” you should note the premium being paid to Brantley for the Class B shares.

Response: In addition to the response to comment 6 above, we did not add disclosure to this section since the entity being paid for Class B Common Stock is Brantley Capital Corporation, an entity which is not an affiliate of Brantley IV or any of our officers or directors.
Proposal IV, p. 31
8.	In Background, if the company’s board conducted any discussions or other review of the transactions described, as appears to be the case, please describe each meeting of board members. Indicate who attended the meeting and the matters discussed. Please also describe any reservations expressed about the transactions and identify the participant who expressed such concerns.

Response: We have revised the disclosure on pages 27 through 31 in response to your request to describe the discussions of the board members regarding the transactions at board meetings. We hereby advise you supplementally that no member of the board expressed reservations regarding proceeding with the transactions.

9.	In “Our reasons for the private placement...” please describe any of the negative factors or considerations associated with the private placement that were considered by the board.

Response: We have revised the disclosure on page 31 to add the requested disclosure.

10.	Please expand your discussion of the information considered by the special committee. For example, you reference information relating to your strategic plan. What information was the board given about the strategic plan? Please describe the information relied the specific information relied upon by the board for each category of information you describe.

Response: We have revised the disclosure on pages 30 and 31 to add the requested disclosure.

11.	Please expand your discussion of each factor considered by the board and set forth in the bullet points on page 35. For example, you state that the board considered “the overall market for billing, collections...” How did the board assess this factor and what consideration was this factor given?

Response: We have revised the disclosure on pages 30 and 31 to add the requested disclosure. Please note that the lead-in to the paragraph describing the factors considered by the special committee on page 30 of the Proxy Statement under the same heading specifies that: “In light of the complexity of those factors, the special committee did not consider it

Securities and Exchange Commission
October 18, 2006

practicable to, nor did it attempt to quantify or otherwise assign relative weights to specific factors it considered in reaching its decision.”
Opinion of Financial Advisor. p. 35
12.	Please revise the final sentence in the first paragraph under “Overview of Opinion.” As currently presented, it may be interpreted as saying that the opinion indicates that the private placement is fair to Brantley IV and Phoenix, as opposed to the unaffiliated stockholders (which does not include Brantley IV or Phoenix).

Response: As requested, that sentence has been revised.

13.	Please disclose the compensation paid to Valuation Research Corporation. If the compensation includes a bonus or other additional monies paid if the contemplated transactions are consummated, disclose this fact and the amount of these additional sums.

Response: As requested, the disclosure has been added on page 35

14.	Please disclose that the opinion of the financial advisor does not consider the purchase of B shares from Brantley.

Response: As requested, the disclosure has been added on page 36

15.	Please also expand your discussion of the Brantley transaction. Explain how the purchase came about, as opposed to a conversion of the shares or some other arrangement. Describe any discussions or negotiations that occurred regarding the transaction. As noted in the comment above, you should also disclose how you reached the price.

Response: In light of the fact that the shares are being purchased by the Company at a discount from the current market price and that no other unaffiliated stockholder is being coerced or harmed by this transaction, we do not believe that this additional disclosure is necessary or would be helpful to the other stockholders.

16.	Please disclose how the financial advisor reached a discount rate of 20.5% in calculating the Dividend Preference. We note that the interest rate paid on the Note Purchase Agreement is 14%. The senior credit facility (which is secured) appears to have a rate that will be even lower than that.

Response: As requested, the disclosure has been added on page 36.

Securities and Exchange Commission
October 18, 2006

Market and acquisition multiples approach, p. 37
17.	In addition to the mean and median numbers you have provided in the comparables approach, you should describe the EV/EBITDA ratio determined for each company included in the analysis.

Response: As requested, the disclosure has been added on page 37

18.	If the comparables showed mean and median multiples of 7.5 xs and 7.1 xs, why did the advisor apply multiples of 6.0 xs to 7.0 xs? You should disclose that the lower multiples results in a lower valuation for the shares.

Response: As requested, the disclosure has been added on page 38.
Discounted Cash Flow Approach, p. 38
19.	Please disclose how the advisor determined the weighted average cost of capital to be 16%-18%.

Response: As requested, the disclosure has been added on page 38.
Controlled Company Status, pp. 40-41
20.	Please explain the negative consequences to shareholders of the company once again becoming a “controlled company” under the AMEX’s listing regulations.

Response: As requested, the disclosure has been added on page 41.
Management’s Discussion and Analysis, page 54
Critical Accounting Policies and Estimates, page 56
Revenue Recognition, page 57
21.	Please include the following information relating to your IPS segment:
a.	For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example, for 2005, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2004 or earlier and the amount of the new estimate or settlement that was recorded during 2005.

Response: As part of our revenue recognition accounting process, we do not track differences between estimated contractual adjustments as compared to actual

Securities and Exchange Commission
October 18, 2006

contractual adjustments booked by date of service. However, as we discussed with Ms. Robertson on October 12, 2006, as part of our quarterly collections reconciliation process, we do track the amount of collections received in any period associated with revenue from a particular date or dates of service and adjust the collection percentages for each affiliated physician group based on actual payments received. We have added disclosure on page 57 with respect to cash collections and net revenue.
b.	Provide an aging of accounts receivable, in comparative tabular format, by payer classification. In this regard, we would expect self-pay to be separately classified from any other grouping. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days, etc.) or some other reasonable presentation. At a minimum, indicate the past due amounts by payer classification. In addition, provide a reconciliation of the aging to the total net accounts receivable presented on your balance sheet. If your billing system does not have the capacity to provide an aging of your receivables by payer classification, state that fact and clarify how this affects your ability to estimate your allowance for doubtful debts.

Response: As requested, we have added additional disclosure on page 58.

c.	If you have amounts that are pending approval from third party payers (i.e., Medicaid Pending), provide the balance of these amounts, where they have been classified in your aging buckets, and with what payer classification they have been grouped. If these amounts are classified outside of self-pay, explain why this classification is appropriate and specify the historical percentage of these amounts that get reclassified into self-pay.

Response: As requested, we have added additional disclosure on page 58, including the Medicaid Pending payer classification. We do not track the percentage of Medicaid Pending accounts that get reclassified to the Self-Pay category.

d.	Indicate your policy with respect to determining when a receivable is written off. Clarify the threshold (amount and age), if any, for writing off account balances.

Response: As requested, we have added additional disclosure beginning on page 58.

e.	Provide the day’s sales outstanding for each period presented. Discuss the reasons for significant changes from the prior period.

Securities and Exchange Commission
October 18, 2006

Response: As requested, we have added additional disclosure on page 59.
Where You Can Find Additional Information, p. 98
22.	You should specifically state that the information contained in Attachments F through L is a part of the proxy statement.

Response: As requested, the disclosure has been added on page 98.
Annex I — Unaudited Pro Forma Condensed Combined Financial Statements, page I-1
23.	We note your disclosure that the total purchase costs were allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values. Please expand your disclosure to include the valuation method used in assessing the fair value of the identifiable intangible assets.

Response: As requested, we have added additional disclosure in Annex I on page I-1.
Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, page I-3
24.	In light of the registration rights agreement that the parties will enter into in connection with the private placement, please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the warrants to be issued should be classified as liabilities.

Response: The warrants to be issued to Phoenix Life Insurance Company are related to the subordinated debt issued at the closing of the transactions.

EITF Issue 00-19 indicates that the initial balance sheet classification of the financial derivative contracts, such as warrants, is generally based on the concept that contracts that require net-cash settlement are assets or liabilities and contracts that require settlement in shares are equity instruments. EITF Issue 00-19 provides additional guidance in paragraphs 12 and 13 regarding the equity classification, indicating that contracts that have any provision that could require net-cash settlement cannot be accounted for as equity and explicitly lists eight conditions, all of which must be met for a contract to be classified as equity. We address each of those criteria below.

Securities and Exchange Commission
October 18, 2006

A.	The contract permits the company to settle in unregistered shares.

The warrant agreement specifically indicates that the warrants and underlying shares are unregistered and states that the warrants or any common shares issued on exercise thereof may not be sold, transferred, pledged, hypothecated or otherwise disposed of unless and until there is a registration statement in effect under the Securities Act of 1933 or an opinion of counsel has been provided to the Company indicating that such disposition will not require registration.

B.	The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

As part of the proposed transactions, the Company is substantially increasing the number of authorized shares of Class A Common Stock to take into account the warrants, among other transactions, to be issued. The warrants to be issued will be a fixed number of warrants, which will approximate 1% of the outstanding shares of all classes of common stock post-closing.

C.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

As indicated in (2), above, the number of warrants to be issued to buy Class A Common Stock is a fixed amount, which will be determined immediately prior to closing of the transaction, and will represent approximately 1% of the post-close outstanding shares of common stock.

D.	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

The warrant agreement does not require cash payments for failure to make timely filings with the SEC.

E.	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

There are no “top-off” or “make-whole” provisions in the warrant agreement.

F.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

The warrant agreement does not require net-cash settlement under any circumstances.

Securities and Exchange Commission
October 18, 2006

G.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

To be classified as equity, a contract can not give the counterparty any of the rights of a creditor in the event of the company’s bankruptcy. There are no such provisions in the warrant agreement.

H.	There is no requirement in the contract to post collateral at any point or for any reason.

There are no provisions in the warrant agreement requiring the Company to post collateral for any reason.
Based on our analysis of these conditions, we believe the warrants have been properly accounted for as an equity instrument in the pro forma condensed combined balance sheet. Additionally, there are no provisions in the registration rights agreement governing the Class D Common Stock or warrants stating that the Company would have to pay liquidated damages or other cash payment penalties should the Company fail to register the aforementioned shares of common stock.
Notes to Unaudited Pro Forma Condensed Combined Statements of Earnings, page I-16
25.	It appears as that the amortization in (e) and (f) was calculated on a straight-line basis. Please tell us your basis for using a straight-line rather than an accelerated method of amortization.

Response: Paragraph 12 of SFAS 142 states that “A recognized intangible asset shall be amortized over its useful life to the reporting entity unless that life is determined to be indefinite. If an intangible asset has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life.”

In determining the identifiable intangible assets related to the acquisitions of Rand and OLA/OLP, the company engaged an independent third party to perform a limited appraisal for the purposes of determining the accounting fair value of the assets acquired for financial reporting purposes. As part of that limited appraisal, two components of intangible assets were recognized explicitly as arising from contractual or legal rights, customer relationships and non-compete agreements.

In order to determine the useful life of the customer relationships, an analysis was performed to determine the historical customer turnover percentages for each target acquisition as well as using our industry experience in the medical billing field. We determined that the best estimate was a turnover rate of between 10% and 20% per year, implying a useful life of between 5-10 years. As a matter of conservatism and simplicity, we determined the most appropriate useful life would be 7 years. Paragraph 12 of SFAS 142 further states that “The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If a pattern cannot be reliably determined, a straight-line amortization method shall be used.” The

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October 18, 2006

Company could not reliably determine a pattern that would imply a method other than the straight line method of amortization on this group of intangible assets.

The second group of intangible assets to be amortized as identified was the non-compete agreements with the sellers of Rand and OLA/OLP. The seller of Rand has a non-compete agreement for a period of five years. The seller of OLA/OLP has a non-compete agreement for a period of two years. Since the economic benefit of the non-compete agreements is derived evenly over the period of the non-compete, we again selected the straight-line method of amortization.
Annex J — Historical Financial Statements of Orion Healthcorp, Inc., page J-I
Notes to Consolidated Financial Statements, page J-6
Note 1. Organization and Accounting Policies, page J-6
Revenue Recognition, page J-9
26.	Please expand your disclosure to include your policies for recognizing revenue from the various consulting services that MBS provides.

Response: MBS consulting revenue is recognized and invoiced upon completion of the provided services. Revenue for the consulting services that MBS provided in the years ended December 31, 2005 and 2004, respectively, totaled less than $2,000. Due to the immaterial nature of this revenue, we did not disclose the specific revenue recognition policy for the consulting services provided by MBS.
Note 5. Earnings per Share, page J-2l
27.	Please include the disclosures contemplated by paragraph 4 of SFAS 129 about each class of your common stock. To the extent that shares of your Class B and Class C common stock are participating, please tell us how it is appropriate to exclude them from your calculation of EPS and how this complies with SFAS 128 and EITF 03-6.

Response: With respect to the disclosures contemplated by paragraph 4 of SFAS 129 about each class of our common stock, we have added additional disclosure in Note 5. Earnings Per Share on page J-22 in Annex J.

With respect to the determination of whether our Class B Common Stock and Class C Common Stock are participating securities as well as the decision to exclude our Class B Common Stock and Class C Common Stock from our calculation of EPS, we reviewed SFAS 128 and EITF 03-6. SFAS 128 provides guidance on the calculation and disclosure of EPS, which it defines as “the amount of earnings attributable to each share of common stock” and indicates that the objective of EPS is to measure the performance

Securities and Exchange Commission
October 18, 2006

of an entity over the reporting period. Paragraph 60(a) of SFAS 128 provides the following description of participating securities: “Securities that may participate in dividends with common stocks according to a predetermined formula (for example, two for one) with, at times, an upper limit on the extent of participation (for example, up to, but not beyond, a specified amount per share).” Paragraph 61 of SFAS 128 adds that “the if-converted method shall be used for those securities that are convertible into common stock if the effect is dilutive.”

Based on the guidance in Paragraph 60(a) of SFAS 128, our Class B Common Stock and Class C Common Stock are participating securities and would be included in our basic earnings per share. However, because of the losses from continuing operations incurred for the years ended December 31, 2005 and 2004, the effect of the “if-converted method” for both our Class B Common Stock and Class C Common Stock would be anti-dilutive for those reporting periods. Therefore, we have not included our Class B Common Stock and Class C Common Stock in our basic earnings per share for the years ended December 31, 2005 and 2004, respectively.

Following is the illustration of the anti-dilutive effect of our Class B Common Stock and Class C Common Stock for the years ended December 31, 2005 and 2004, respectively:

	For the Years Ended December 31,
	2005	2004
Net loss	$(20,439,501)	$(6,175,095)
Weighted average number of shares of Class A Common Stock outstanding for basic net loss per share	10,440,539	8,602,149

Net loss per share — basic	$(1.96)	$(0.72)

Pro forma net loss per share — basic (including all classes of common stock):
Weighted average number of shares of Class A Common Stock outstanding for basic net loss per share	10,440,539	8,602,149
Weighted average number of shares of Class A Common Stock outstanding upon conversion of Class B Common Stock for basic net loss per share	49,108,946	16,035,570
Weighted average number of shares of Class A Common Stock outstanding upon conversion of Class C Common Stock for basic net loss per share	13,952,905	1,793,106

Total weighted average number of shares of Class A Common Stock	73,502,390	26,430,825

Pro forma net loss per share — basic	$(0.28)	$(0.23)

Note 13. Discontinued Operations, page J-31
28.	Based on the disclosures in Notes 4 and 13, it appears that the impairment of intangible assets relates to operations that were reclassified as discontinued operations. While you appear to reclassify the impairment of goodwill as discontinued operations, it is unclear why the impairment of intangible assets is still

Securities and Exchange Commission
October 18, 2006

classified under continuing operations. Please explain to us why this was appropriate. In so doing, please address how paragraph 43 of SFAS 144 applies and, if it does, how this presentation complies with it.

Response: Paragraph 43 of SFAS 144 states that “in a period in which a component of an entity either has been disposed of or is classified as held for sale, the income statement of a business enterprise (or statement of activities of a not-for-profit organization) for current and prior periods shall report the results of operations of the component, including any gain or loss recognized, in discontinued operations.” We believe we have complied, in all material respects, with the disclosure requirements outlined in paragraph 43 of SFAS 144 with respect to our discontinued operations, including the classification of the impairment of goodwill as part of discontinued operations and the classification of the impairment of intangible assets as part of continuing operations.

In making a determination as to whether the charges for impairment of intangible assets recorded in 2005 and 2004 should be included in continuing operations, we reviewed SFAS 144 (as discussed above) as well as SFAS 142, “Goodwill and Other Intangible Assets.” Paragraphs 42 and 43 of SFAS 142 address the financial statement presentation of intangible assets and goodwill, as well as the impairments of each of these long-lived assets. Paragraph 42 states that, among other provisions, “The amortization expense and impairment losses for intangible assets shall be presented in income statement line items within continuing operations as deemed appropriate for each entity.” Paragraph 43 states that, among other provisions, “The aggregate amount of goodwill impairment losses shall be presented as a separate line item in the income statement before the subtotal income from continuing operations (or similar caption) unless a goodwill impairment loss is associated with a discontinued operation. A goodwill impairment loss associated with a discontinued operation shall be included (on a net-of-tax basis) within the results of discontinued operations.” Our interpretation of the statements in paragraphs 42 and 43 of SFAS 142 was that there was a distinction made between impairment losses associated with intangible assets and goodwill and that, while paragraph 43 of SFAS 142 gave specific guidance as to how goodwill impairment losses are to be presented in the financial statements depending on whether the impairment loss is associated with a discontinued operation or not, paragraph 42 of SFAS 142 did not offer specific guidance regarding the classification of impairment losses associated with intangible assets. We determined that the most conservative presentation would be to present the impairment losses associated with intangible assets as a separate line item within continuing operations, as discussed in paragraph 42 of SFAS 142, while presenting the goodwill impairment losses within the results of discontinued operations.
Proxy Card
29.	As some shareholders hold shares in more than one class, please advise as to what consideration you gave to providing separate proxy cards for each class. It appears that you have currently divided a single proxy card into three different sections

Securities and Exchange Commission
October 18, 2006

applicable to the three different classes of common stock. Even though each class will vote on all five proposals, you only include reference to proposal # 3 in the sections applicable to the Class B and Class C shareholders.

Response: As requested, we are now providing separate proxy cards for each class and have differentiated them by color and headings (white proxy card for holders of Class A Common Stock, green proxy card for holders of Class B Common Stock and blue proxy card for holders of Class C Common Stock) and have added disclosure to the Proxy Statement to instruct our stockholders as to this differentiation.
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at (678) 832-1832 or our outside counsel, Douglas Haas at (216) 363-4602.
Sincerely,
/s/ Stephen H. Murdock
Stephen H. Murdock
Chief Financial Officer